SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                        Quarter ended March 31, 1999


                             PEAKSOFT MULTINET CORP.
                             -----------------------
                (Translation of registrant's name into English)


              1801 Roeder Avenue; Suite 144, Bellingham, WA 98225
              ---------------------------------------------------
                    (Address of principal executive offices)


      [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F ..X..                    Form 40-F  ____

      [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes ..X..                           No ____

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-0-24069
                                               ----------

Signatures:  T. W. Metz

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Peaksoft Multinet Corp.
(Registrant)

Date  May 26, 1999

(Signature) By: /s/ T.W. Metz
                ----------------------
                 T.W. Metz
                 Chief Operating Officer

                            PEAKSOFT MULTINET CORP.

































                              Second Quarter Report

                  For the three months ended March 31, 1999

LETTER TO SHAREHOLDERS

1999 continues to be a pivotal year for PeakSoft. In this first quarter shareholder approval was given to a 1 for 8 share consolidation and a debt conversion which eliminated approximately 93% of the Company's long term debt, both of which received the required regulatory approval during the second quarter. This conversion makes Westgate International LP and The Liverpool Limited Partnership our largest shareholders (in the high 40% range if their respective holdings are totaled). Elliott Associates, L.P. a $1.4 billion fund based in New York represents both entities.

During the quarter the Company changed its name and trading symbol pursuant to the requirements of The Alberta Stock Exchange (ASE). The name of the Company became PeakSoft Multinet Corp. and the new trading symbol for the ASE is "PKS". The Company also resumed trading on The OTC:BB under its new name with a trading symbol of "PEAMF".

The quarter also saw the retirement from the board of two directors, Mr. Carl Conti and Mr. William Baker. We thank them for the commitment and value that they brought to our board.

The Annual Shareholders Meeting was held on March 5, 1999. The shareholders voted in favor of the 3 items on the proxy. No new business was discussed. We welcomed two new directors to the board, Mr. Simon Arnison and Mr. Colin Morse. We also welcomed Gordon K.W. Gee Chartered Accountants as the Company's new auditor during this quarter.

During the period under consideration, the Company continued the sales of its utility product, PeakJet 2000, through e-commerce and strategic alliances, such as Real Networks, Software Builders, Cyenta, MP Technologies and others. At the same time the Company is developing new solutions for the Internet, Intranets, Extranets, and e-commerce. As part of this strategy, the Company entered into a co-marketing alliance with Novell, Inc., for the small business market.

Subsequent to the end of the quarter, the Company announced its Small Business Community, at http://www.peak.com and moved its corporate sit to http://www.peaksoft.com. The release of the PeakTrack Business Series, content rich software tools designed to increase productivity in small businesses was also announced subsequent to the end of the quarter. PeakTrack will enhance the functionality of the company's online business community, peak.com. The PeakTrack Business Series initially consists of four industry specific tools, PeakTrack Law, PeakTrack Travel, PeakTrack Realty and PeakTrack Business. More information on these products can be found at http://peaktrack.com.

The Company obtained an additional USD $500,000 in operating capital during the quarter. We believe that the Company is positioned to take maximum advantage of the dynamic Internet Market in 1999. It is the fervent objective of management to keep the Company ahead of the pack.

Sincerely yours,


/s/ T.W. Metz
-------------------------
    T.W. METZ
    Chief Operating Officer
    May 26, 1999

Consolidated Balance Sheet
 (Prepared by Management)
========================================================================
March 31,                                         1999            1998
------------------------------------------------------------------------
                                                  (in Canadian dollars)
Assets

Current Assets
   Cash                                       $   154,777    $    61,084
   Accounts receivable                            192,698        281,734
   Inventories                                     42,494         98,051
   Prepaids and deposits                           26,286         42,574
------------------------------------------------------------------------
                                                  416,255        483,443

   Capital assets                                  95,011        176,496

   Acquired research & development                      -        411,149

   Licenses                                             -              -

   Investment in InfoBuild                        284,000        284,000
------------------------------------------------------------------------
                                              $   795,266    $ 1,355,088
========================================================================

Liabilities and Shareholders' Equity

Current liabilities:
   Demand loan                                          -              -
   Accounts payable and accrued liabilities       688,439        797,449
   Interest payable on long-term debt              86,908              -
   Deferred revenue                                     -              -
   Reserve for returns & allowances                     -         54,208
   Current portion of obligations under            27,075         28,134
        capital leases
------------------------------------------------------------------------
                                                  802,422        879,791

Long-term debt                                    444,143      1,622,951
Obligations under capital leases                    6,329         44,259

Shareholders' Equity:
   Share capital                                9,449,523      6,486,094
   Other paid-in capital                                -              -
------------------------------------------------------------------------
                                                9,449,523      6,486,094

   Accumulated deficit                          9,907,151      7,678,007
------------------------------------------------------------------------
                                                 (457,628)    (1,191,913)
------------------------------------------------------------------------
                                              $   795,266    $ 1,355,088
------------------------------------------------------------------------

Consolidated Statement of Operations and Deficit
================================================================================


                                                Quarter        Quarter      Six Months     Six Months
                                                 ended          ended          ended          ended
                                               March 31,      March 31,      March 31,      March 31,
(in Canadian dollars)                            1999           1998           1999           1998
------------------------------------------------------------------------------------------------------

   Sales                                   $   138,950    $   699,372    $   286,979    $   899,582

   Cost of goods sold                            3,545         96,362         11,641        158,840

------------------------------------------------------------------------------------------------------
                                               135,405        603,010        275,338        740,742
Operating Expenses:
   General and administration                  247,726        421,008        546,785        870,107
   Selling and marketing                        83,377        261,625        175,101        695,999
   Interest on LT Debt                          77,231              -         77,231              -
   Research and development                     82,453        143,597        161,135        324,010
   ---------------------------------------------------------------------------------------------------
                                               490,787        826,230        960,252      1,890,116

------------------------------------------------------------------------------------------------------
Earnings (loss) before the undernoted         (355,382)      (223,220)      (684,914)    (1,149,374)

Amortization                                    13,789        246,959         26,530        500,693

Recovery of expenses from settlement                 -              -              -        252,509
   of liabilities

------------------------------------------------------------------------------------------------------
Earnings (loss) from operations            $  (369,171)   $  (470,179)   $  (711,444)   $(1,397,558)

Gain on sale of contract                             -        134,951              -        134,951

Loss from Trademark Litigation                       -              -              -              -


------------------------------------------------------------------------------------------------------
Net earnings (loss)                           (369,171)      (335,228)      (711,444)    (1,262,607)

Accumulated deficit, beginning of period   $(9,537,980)   $(7,342,779)   $(9,195,707)   $(6,415,400)

------------------------------------------------------------------------------------------------------
Accumulated deficit, end of period         $(9,907,151)   $(7,678,007)   $(9,907,151)   $(7,678,007)
======================================================================================================

Loss per common share                            (0.01) A       (0.02) A       (0.02) A       (0.09) A
======================================================================================================

Loss per common share                            (0.09) B       (0.20) B       (0.18) B       (0.75) B

A = Loss per common share calculated on shares outstanding before consolidation.

B = Loss per common share if calculated on shares outstanding after consolidation.

Statement of Changes in Financial
Position

======================================================================================================
                                                Quarter        Quarter       Six Months     Six Months
                                                 ended          ended          ended          ended
(in Canadian dollars)                           March 31       March 31       March 31       March 31
                                                  1999           1998           1999           1998
Cash provided by (used in):
Operations:
   Net earnings (loss)                      $  (369,171)   $  (335,228)   $  (711,444)   $(1,262,607)
   Items not involving cash:
        Amortization                             13,789        246,959         26,530        500,693
   Change in non-cash operating                (573,711)      (244,162)             -       (236,470)
   working capital                                                           (413,271)
------------------------------------------------------------------------------------------------------
                                               (929,093)      (332,431)    (1,098,185)      (998,384)


Financing:
   Funds transferred from escrow                      -        154,350              -              -
   Long Term Debt                               444,143         (6,678)       444,143        (14,936)
   Obligation under capital leases              (12,373)         9,571        (22,310)         6,842
   Decrease in obligation to issue shares             -              -              -       (399,900)
   Issuance of share capital                    668,296              -        823,899        512,144
------------------------------------------------------------------------------------------------------
                                              1,100,066        157,243      1,245,732        104,150
Investments:
   Purchase of capital assets                   (10,536)       (11,284)       (15,594)      (116,048)

------------------------------------------------------------------------------------------------------
Increase (decrease) in cash position            160,437       (186,472)       131,953     (1,010,282)

Cash, beginning of period                        (5,660)       247,556         22,824      1,071,366

------------------------------------------------------------------------------------------------------
Cash, end of period                         $   154,777    $    61,084    $   154,777    $    61,084
======================================================================================================

SECOND QUARTER REVIEW

The quarter ended March 31, 1999 shows a continuation of expense cutbacks in all areas of operations. Total operating expenses decreased from CDN $826,230, to CDN $490,787 in the comparable period in 1999, a decrease of CDN $335,433 or 40.6%. The primary reasons for the decrease are set out below. Net loss for the quarter ended March 31, 1999 increased from CDN $335,228 in the comparable period in 1998, to CDN $369,171, an increase of CDN $33,943. The increase is due primarily to the interest charge on long term debt that was converted. There were significant decreases in selling and marketing, research and development, general and administrative expenses, and amortization.

Revenue decreased from CDN $699,372 in the quarter ended March 31, 1998, to CDN $135,950 in the comparable period in 1999, a decrease of CDN $560,422. The decrease is primarily due to the Company's focus and commitment of resources to its small business community portal strategy, which was announce subsequent to the end of the period. While gross sales were down, there was a significant reduction in the Cost of goods sold. The cost of goods sold during the period ended March 31, 1998 represented 13.78% of sales, as compared to 2.55% for the comparable period in 1999. This was primarily due to the reduced costs associated with electronic commerce.

General and administration expenses decreased from CDN $421,008 for the quarter ended March 31, 1998, to CDN $247,726 in the comparable period in 1999, a decrease of CDN $173,282. The reduction is due primarily to management's continued reduction in expenses.

Selling and marketing expenses decreased from CDN $261,625 for the quarter ended March 31, 1998, to CDN $83,377 in the comparable period in 1999, a decrease of CDN $178,248. The reduction is due primarily to decreases in product advertising and promotion, reduced costs associated with electronic commerce, as well as the commitment of existing resources to the company's small business community portal strategy.

Research and development expenses decreased from CDN $143,597 for the quarter ended March 31, 1998, to CDN $82,453 in the comparable period in 1999, a decrease of CDN $61,144. The reduction is due primarily to management's continued reduction in expenses.

The interest, CDN $77,231, on Long Term Debt which was converted to shares during the quarter, was charged to operating expenses.

Amortization expenses decreased from CDN $246,959 in the quarter ended March 31, 1998, to CDN $13,789 in the comparable period in 1999, a decrease of CDN$233,170. The decrease is due primarily to the research and development that was acquired from Chameleon Bridge Technologies Corp., which was capitalized according to Canadian GAAP, and was fully amortized at the end of the 1998 fiscal year.

SIX MONTH REVIEW

The six months ended March 31, 1999 shows a continuation of expense cutbacks in all areas of operations. Total operating expenses decreased from CDN $1,890,166, to CDN $960,252 in the comparable period in 1999, a decrease of CDN $929,864 or 49.20%. The primary reasons for the decrease are set out below. Net loss for the six months ended March 31, 1999 decreased from CDN $1,262,607 in the comparable period in 1998, to CDN $711,444, a decrease of CDN $551,163. The decrease is due primarily to significant decreases in selling and marketing, research and development, general and administrative expenses. The decrease is also due to offsets for amortization, interest on long term debt, the recovery of expenses from settlement of liabilities, and the gain on the sale of a subsidiary during the period ended March 31, 1998.

Revenue decreased from CDN $899,582 in the six months ended March 31, 1998, to CDN $286,979 in the comparable period in 1999, a decrease of CDN $612,603. The decrease is primarily due to the Company's focus and commitment of resources to its small business community portal strategy, which was announce subsequent to the end of the period. While gross sales were down, there was a significant reduction in the Cost of goods sold. The cost of goods sold during the six months ended March 31, 1998 represented 17.66% of sales, as compared to 4.06% for the comparable period in 1999. This was primarily due to the reduced costs associated with electronic commerce.

General and administration expenses decreased from CDN $870,107 for the six months ended March 31, 1998, to CDN $546,785 in the comparable period in 1999, a decrease of CDN $323,322. The reduction is due primarily to management's continued reduction in expenses.

Selling and marketing expenses decreased from CDN $695,999 for the six months ended March 31, 1998, to CDN $175,101 in the comparable period in 1999, a decrease of CDN $520,898. The reduction is due primarily to decreases in product advertising and promotion, reduced costs associated with electronic commerce, as well as the commitment of existing resources to the company's small business community portal strategy.

Research and development expenses decreased from CDN $324,010 for the six months ended March 31, 1998, to CDN $161,135 in the comparable period in 1999, a decrease of CDN $162,135. The reduction is due primarily to management's continued reduction in expenses.

The interest, CDN $77,231, on Long Term Debt which was converted to shares during the period, was charged to operating expenses.

During the period, management negotiated with trade and other creditors to realize a CDN $252,509 reduction of liabilities.

Amortization expenses decreased from CDN $500,693 in the six months ended March 31, 1998, to CDN $26,530 in the comparable period in 1999, a decrease of CDN$474,163. The decrease is due primarily to the research and development that was acquired from Chameleon Bridge Technologies Corp., which was capitalized according to Canadian GAAP, and was fully amortized at the end of the 1998 fiscal year.

YEAR 2000

    In response to the Year 2000 compliance rule established by the Board of Governors of the Alberta Stock Exchange; the Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and is developing an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The Company presently believes that, with modifications to existing software and the conversion to new software, the Year 2000 problem will not pose significant operational problems for the Company's computer systems as so modified and converted. The Company has completed the required modifications and conversions. The Company is in the process of obtaining Year 2000 compliance statements from vendors, suppliers, and all other third parties that do business with the Company.

    Based upon the foregoing, PeakSoft does not believe it is necessary to undertake any special measures to cope with the turn of the century. PeakSoft backs up all critical data as a matter of routine.

    PeakSoft does not believe that its computer systems require remediation to render them Y2K compliant.

    For the reasons set out above, PeakSoft has not incurred, and does not expect to incur, any costs relating to remediation of Y2K issues.

    PeakSoft has concluded that it faces no material Y2K implications to its business operations because its computers and the programs being run on them are of recent vintage, marketed as being Y2K compliant.











         This release may contain forward-looking statements as well as historical information. Forward-looking statements, which are included in accordance with the "safe harbor" provisions of the
      "Private Securities Litigation Reform Act of 1995, may involve known and unknown risks, uncertainties and other factors that may cause the company's actual results and performance to be materially different from any results or performance suggested by the statements in this release. Such statements, and other matters addressed in this press release, may involve a number of risks and uncertainties including price competition, technological advances, decreased demand or diversion to other software solutions.

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
      Peaksoft Multinet Corp.
      1801 Roeder Avenue, Suite 144
      Bellingham, Washington 98225
      USA
      Tel  (360) 752-1100
      Fax (360) 752-1110
      http://www.peaksoft.com
      http://www.peak.com
      -------------------
      http://www.peaktrack.com


INVESTOR INFORMATION
      (888) 377-7325

STOCK LISTING
      PEAKSOFT MULTINET CORP. common stock is traded on The Alberta Stock Exchange under the symbol "PKS" and is traded on The OTC Bulletin Board (R) (OTCBB) under the symbol "PEAMF".

AUDITOR
      Gordon K.W. Gee, Ltd.
      Chartered Accountant
      Vancouver, B.C.

LEGAL COUNSEL
      Farris, Vaughn, Wills & Murphy
      Vancouver, B.C.

TRANSFER AGENT AND REGISTRAR
      Montreal Trust
      Calgary, Alberta

DIRECTORS                                 MANAGEMENT
      Douglas Foster                            Douglas Foster
      Chairman of the Board                     President & CEO

      Donald McInnes                            Tim Metz
      Director                                  Chief Operating Officer

      Peter Janssen                             Calvin Patterson
      Director                                  Corporate Counsel

      Simon Arnison
      Director

      Colin Morse
      Director